Exhibit 99.1

AURORA CANNABIS INC.

Condensed Consolidated Interim Financial Statements

(Unaudited)

For the three months ended September 30, 2021 and 2020

(in Canadian Dollars)

Table of Contents

Condensed Consolidated Interim Statements of Financial Position	3
Condensed Consolidated Interim Statements of Comprehensive Loss	4
Condensed Consolidated Interim Statements of Changes in Equity	6
Condensed Consolidated Interim Statements of Cash Flows	8
Notes to the Condensed Consolidated Interim Financial Statements

Note 1	Nature of Operations	9	Note 14	Convertible Debentures	21
Note 2	Significant Accounting Policies and Judgments	9	Note 15	Lease Liabilities	21
Note 3	Restructuring Provision	11	Note 16	Share Capital	21
Note 4	Accounts Receivable	12	Note 17	Share-Based Compensation	22
Note 5	Government Grant	12	Note 18	Loss per share	24
Note 6	Investments	12	Note 19	Other Gains (Losses)	25
Note 7	Marketable Securities and Derivatives	14	Note 20	Supplemental Cash Flow Information	25
Note 8	Investments in Associates and Joint Ventures	16	Note 21	Commitments and Contingencies	26
Note 9	Biological Assets	16	Note 22	Revenue	27
Note 10	Inventory	17	Note 23	Segmented Information	28
Note 11	Property, Plant and Equipment	18	Note 24	Fair Value of Financial Instruments	29
Note 12	Assets Held for Sale and Discontinued Operations	19	Note 25	Financial Instruments Risk	30
Note 13	Intangible Assets and Goodwill	20

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Financial Position

As at September 30, 2021 and June 30, 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars)

	Notes	September 30, 2021	June 30, 2021
		$	$
Assets
Current
Cash and cash equivalents		372,791	421,457
Restricted cash	20	51,510	19,394
Accounts receivable	4, 5, 25(a)	54,492	56,261
Income taxes receivable		-	221
Marketable securities	7(a)	2,482	3,751
Biological assets	9	18,458	20,250
Inventory	10	137,360	117,471
Prepaids and other current assets		5,710	11,169
Assets held for sale	12(a)	10,203	15,918
		653,006	665,892

Property, plant and equipment	11	590,120	606,093
Derivatives	7(b)	42,479	59,382
Deposits		3,383	3,538
Loan receivable		12,945	10,096
Investments in associates and joint ventures	8	5,090	289
Lease receivable		4,028	4,256
Intangible assets	13	360,825	367,448
Goodwill	13	888,440	887,737
Total assets		2,560,316	2,604,731

Liabilities
Current
Accounts payable and accrued liabilities	25(b)	54,552	57,944
Income taxes payable		297	-
Deferred revenue	22	6,589	4,169
Convertible debentures	14	37,280	34,749
Lease liabilities	15	6,249	6,188
Contingent consideration payable		377	374
Provisions		2,890	2,077
Other current liabilities		12,160	10,874
		120,394	116,375

Convertible debentures	14	302,271	293,182
Lease liabilities	15	60,976	65,431
Derivative liability	14, 16(c)	51,590	91,939
Other long-term liability		113	104
Total liabilities		535,344	567,031

Shareholders’ equity
Share capital	16	6,424,173	6,424,296
Reserves		144,005	141,500
Accumulated other comprehensive loss		(210,237)	(207,011)
Deficit		(4,332,969)	(4,321,085)
Total equity		2,024,972	2,037,700
Total liabilities and equity		2,560,316	2,604,731

Nature of Operations (Note 1)

Commitments and Contingencies (Note 21)

Subsequent Events (Note 12(a))

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Comprehensive Loss

Three months ended September 30, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

		Three months ended September 30,

			Recasted Note 2(d)
	Notes	2021	2020
		$	$
Revenue from sale of goods	22	69,477	81,848
Revenue from provision of services	22	449	599
Excise taxes		(9,818)	(14,854)

Net revenue		60,108	67,593

Cost of sales	10	33,363	45,448

Gross profit before fair value adjustments		26,745	22,145

Changes in fair value of inventory sold		12,642	18,662
Unrealized gain on changes in fair value of biological assets	9	(11,345)	(31,537)

Gross profit		25,448	35,020

Expense
General and administration		30,305	29,094
Sales and marketing		15,455	14,994
Acquisition costs		175	1,104
Research and development		3,671	2,583
Depreciation and amortization	11, 13	12,370	13,948
Share-based compensation	17(a)(b)(c)	2,847	6,861
		64,823	68,584

Loss from operations		(39,375)	(33,564)

Other income (expense)
Legal settlement and contract termination fees	21(a), (b)(i)	(89)	(43,272)
Interest and other income		451	937
Finance and other costs		(15,340)	(14,624)
Foreign exchange (“FX”) gain (loss)		448	7,427
Other gains (losses)	19	43,146	(10,703)
Restructuring charges	3	(1,333)	(210)
Impairment of property, plant and equipment	11, 12(a)	-	(659)
Impairment of intangible assets and goodwill	13	-	(3,382)
		27,283	(64,486)

Loss from operations before taxes and discontinued operations		(12,092)	(98,050)

Income tax recovery (expense)
Current		(173)	107
Deferred, net		381	(718)
		208	(611)

Net loss from continuing operations		(11,884)	(98,661)
Net loss from discontinued operations, net of tax		-	(2,731)

Net loss		(11,884)	(101,392)

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Comprehensive Loss

Three months ended September 30, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(Continued)

		Three months ended September 30,

			Recasted Note 2(d)
	Notes	2021	2020
		$	$
Other comprehensive (loss) income (“OCI”) that will not be reclassified to net loss
Unrealized loss on marketable securities	7(a)	(916)	(7,356)
		(916)	(7,356)

Other comprehensive (loss) income that may be reclassified to net loss
Share of income (loss) from investment in associates	8	(2)	265
Foreign currency translation loss		(2,308)	(1,676)
		(2,310)	(1,411)
Total other comprehensive loss		(3,226)	(8,767)

Comprehensive loss from continuing operations		(15,110)	(107,428)
Comprehensive loss from discontinued operations		-	(2,731)
Comprehensive loss		(15,110)	(110,159)

Net loss from continuing operations attributable to:
Aurora Cannabis Inc.		(11,884)	(97,197)
Non-controlling interests		-	(1,464)

Net loss from discontinued operations attributable to:
Aurora Cannabis Inc.	12(b)	-	(2,731)

Comprehensive loss attributable to:
Aurora Cannabis Inc.		(15,110)	(109,490)
Non-controlling interests		-	(669)

Loss per share - basic and diluted
Continuing operations	18	($0.06)	($0.83)
Discontinued operations	18	$ -	($0.02)
Total operations	18	($0.06)	($0.85)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Changes in Equity

Three months ended September 30, 2021

(Unaudited - Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves					AOCI
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Deficit	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2021		198,068,923	6,424,296	200,214	27,667	419	(86,800)	141,500	(211,327)	18,919	210	(14,813)	(207,011)	(4,321,085)	-	2,037,700
Equity financing transaction costs		-	(84)	-	-	-	-	-	-	-	-	-	-	-	-	(84)
Deferred tax on transaction costs		-	(381)	-	-	-	-	-	-	-	-	-	-	-	-	(381)
Exercise of RSUs and DSUs	17(b)	11,675	342	(342)		-	-	(342)	-	-	-	-	-	-	-	-
Share-based compensation (1)	17	-	-	2,847	-	-	-	2,847	-	-	-	-	-	-	-	2,847
Shares issued to treasury		44,390	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Comprehensive income (loss) for the period		-	-	-	-	-	-	-	(916)	-	(2)	(2,308)	(3,226)	(11,884)	-	(15,110)
Balance, September 30, 2021		198,124,988	6,424,173	202,719	27,667	419	(86,800)	144,005	(212,243)	18,919	208	(17,121)	(210,237)	(4,332,969)	-	2,024,972
(1)	Included in share-based compensation is nil relating to milestone payments for the three months ended September 30, 2021 (three months ended September 30, 2020 - $1.3 million).

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Changes in Equity

Three months ended September 30, 2020

(Unaudited - Amounts reflected in thousands of Canadian dollars, except share amounts)

	Share Capital			Reserves					AOCI					Recasted Note 2(d)
	Common Shares	Amount	Obligation to issue shares	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Deficit	Non-Controlling Interests	Total
	#	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2020	115,228,811	5,785,395	-	188,803	42,973	419	(86,800)	145,395	(194,637)	18,919	(27)	(11,452)	(187,197)	(3,596,011)	(24,356)	2,123,226
Shares issued for earn out payments	2,171,355	30,429	4,723	-	(16,067)	-	-	(16,067)	-	-	-	-	-	-	-	19,085
Shares issued through equity financing	15,127,658	116,570	5,042	-	-	-	-	-	-	-	-	-	-	-	-	121,612
Equity financing transaction costs	-	(2,287)	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,287)
Deferred tax on transaction costs	-	549	-	-	-	-	-	-	-	-	-	-	-	-	-	549
Exercise of stock options	5,084	30	-	(11)	-	-	-	(11)	-	-	-	-	-	-	-	19
Exercise of RSUs	46,535	2,260	-	(2,260)	-	-	-	(2,260)	-	-	-	-	-	-	-	-
Share-based compensation	-	-	-	5,580	1,264	-	-	6,844	-	-	-	-	-	-	-	6,844
Change in ownership interests in subsidiaries	830,287	5,629	-	-	-	-	-	-	-	-	-	-	-	(31,449)	25,820	-
Comprehensive income (loss) for the period	-	-	-	-	-	-	-	-	(7,356)	-	265	(1,676)	(8,767)	(99,928)	(1,464)	(110,159)
Balance, September 30, 2020	133,409,730	5,938,575	9,765	192,112	28,170	419	(86,800)	133,901	(201,993)	18,919	238	(13,128)	(195,964)	(3,727,388)	-	2,158,889

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Cash Flows

Three months ended September 30, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars)

		Three months ended September 30,
			Recasted Note 2(d)
	Notes	2021	2020
		$	$
Operating activities
Net loss from continuing operations		(11,884)	(98,661)
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	9	(11,345)	(31,537)
Changes in fair value included in inventory sold		12,642	18,662
Depreciation of property, plant and equipment	11	16,170	18,265
Amortization of intangible assets	13	8,417	8,489
Share-based compensation		2,847	6,861
Impairment of property, plant and equipment	11	-	659
Impairment of intangible assets and goodwill	13	-	3,382
Accrued interest and accretion expense	14	2,525	(663)
Interest and other income		(337)	(579)
Deferred tax expense		(381)	611
Other (gains) losses	19	(28,734)	10,703
Foreign exchange (gain) loss		(519)	(8,168)
Restructuring charges		813	-
Changes in non-cash working capital	20	(12,886)	(34,147)
Net cash used in operating activities from discontinued operations		-	(3,150)
Net cash used in operating activities		(22,672)	(109,273)

Investing activities
Loan receivable		(2,849)	(516)
Purchase of property, plant and equipment and intangible assets		(4,104)	(15,769)
Disposal of property, plant and equipment		7,157	491
Deposits		155	(2,228)
Net cash provided by investing activities from discontinued operations		-	2,007
Net cash provided by (used in) investing activities		359	(16,015)

Financing activities
Repayment of long-term loans		-	(16,292)
Payments of principal portion of lease liabilities	15	(1,551)	(1,159)
Restricted cash	2(e)	(32,116)	-
Financing fees		-	(515)
Shares issued for cash, net of share issue costs		(84)	114,283
Net cash used in financing activities from discontinued operations		-	(246)
Net cash provided by (used in) financing activities		(33,751)	96,071
Effect of foreign exchange on cash and cash equivalents		7,398	716
Decrease in cash and cash equivalents		(48,666)	(28,501)
Cash and cash equivalents, beginning of period		421,457	162,179
Cash and cash equivalents, end of period		372,791	133,678

Supplemental cash flow information (Note 20)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 1 Nature of Operations

Aurora Cannabis Inc. (the “Company” or “Aurora”) was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the Nasdaq Global Select Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is 500 - 10355 Jasper Avenue, Edmonton, Alberta, Canada, T5J 1Y6. The Company’s registered and records office address is Suite 1500 - 1055 West Georgia Street, Vancouver, BC V6E 4N7.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis related products in Canada and internationally. Aurora currently conducts the following key business activities in the jurisdictions listed below:

•	Production, distribution and sale of medical and consumer cannabis products in Canada pursuant to the Cannabis Act;
•	Distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act; and
•	Distribution and sale of hemp-derived CBD products in the United States (“U.S.”) market.

Note 2 Significant Accounting Policies and Judgments

(a)       Basis of Presentation and Measurement

The condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), and interpretations of the IFRS Interpretations Committee (“IFRIC”). Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data.

The condensed consolidated interim financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, critical estimates and methods described in the Company’s annual consolidated financial statements, except for the adoption of new accounting policies (Note 2(e)) and estimates for restructuring provisions (Note 3). Given that certain information and footnote disclosures, which are included in the annual audited consolidated financial statements, have been condensed or excluded in accordance with IAS 34, these condensed consolidated interim financial statements should be read in conjunction with our annual audited consolidated financial statements as at and for the year ended June 30, 2021, including the accompanying notes thereto.

For comparative purposes, the Company has reclassified certain immaterial items on the comparative consolidated statement of financial position and the consolidated statement of comprehensive loss to conform with the current period’s presentation.

(b)       COVID-19 Estimation Uncertainty

In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. The COVID-19 pandemic has impacted revenue in the Canadian consumer market, particularly in Ontario, as governments imposed retail access restrictions to curbside pickup at points during the pandemic, and have changed their purchasing patterns to reflect the slow-down in the market. The production and sale of medical and consumer cannabis have been recognized as essential services across Canada. All of the Company’s facilities in Canada and internationally continue to be operational and the Company continues to work closely with local, national and international government authorities to ensure that the Company is following the required protocols and guidelines related to COVID-19 within each region.

Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 will have on the Company’s business, financial position and operating results in the future. In addition, it is possible that estimates in the Company’s financial statements will change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets including intangibles and goodwill. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

(c)       Basis of Consolidation

The condensed consolidated interim financial statements include the financial results of the Company and its subsidiaries. Subsidiaries include entities which are wholly-owned as well as entities over which Aurora has the authority or ability to exert power over the investee’s financial and/or operating decisions (i.e. control), which in turn may affect the Company’s exposure or rights to the variable returns from the investee. The condensed consolidated interim financial statements include the operating results of acquired or disposed entities from the date control is obtained or the date control is lost, respectively. All intercompany balances and transactions are eliminated upon consolidation.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company’s principal subsidiaries during the three months ended September 30, 2021 are as follows:

Major subsidiaries	Percentage Ownership	Functional Currency
1769474 Alberta Ltd. (“1769474”)	100%	Canadian Dollar
2105657 Alberta Inc. (“2105657”)	100%	Canadian Dollar
Aurora Cannabis Enterprises Inc. (“ACE”)	100%	Canadian Dollar
Aurora Deutschland GmbH (“Aurora Deutschland”)	100%	European Euro
Aurora Nordic Cannabis A/S (“Aurora Nordic”)	100%	Danish Krone
Reliva, LLC (“Reliva”)	100%	United States Dollar
Whistler Medical Marijuana Corporation (“Whistler”)	100%	Canadian Dollar
ACB Captive Insurance Company Inc.	100%	Canadian Dollar

All shareholdings are of ordinary shares or other equity. Other subsidiaries, while included in the condensed consolidated interim financial statements, are not material and have not been reflected in the table above.

(d)       Biological Assets and Inventory Non-Material Prior Period Error

During the year ended June 30, 2021, a non-material error was identified in the valuation methodology for biological assets. As part of the fair value measurement, management incorporated the cannabis plant’s stage of growth in determining the fair value less costs to sell (“FVLCS”). In the period of harvest, the balance in biological assets was transferred directly to inventory at the average 48% stage of growth without adjusting for the incremental fair value to grow the plant through the full lifecycle. The Company now includes the incremental fair value of the plants in the valuation and transfers the biological assets to inventory at the full stage of growth at the point of harvest. Additionally, the Company revised certain key inputs used in determining FVLCS, including the incorporation of an effective yield factor based on the potency of cannabis produced. These changes primarily impacted unrealized fair value gains on biological assets and changes in fair value of inventory sold, both of which are non-cash impacts and are not material to the Company.

Management evaluated the materiality of the errors, both quantitatively and qualitatively, and concluded that the changes were not material to the annual consolidated financial statements taken as a whole for any prior period. The Company has revised opening deficit at June 30, 2020 by $3.2 million and corrected the error by recasting the prior period information in these condensed consolidated interim financial statements. The following is a summary of the impacts to the statement of comprehensive loss and the statement of cash flows for the three months ended September 30, 2020, prior to the impact of discontinued operations:

	Three months ended September 30, 2020 As previously reported	Biological Assets and Inventory Adjustments	Three months ended September 30, 2020 Recasted
Consolidated Statement of Comprehensive Loss
Cost of sales	43,294	2,638	45,932
Gross profit (loss) before fair value adjustments	24,518	(2,638)	21,880

Changes in fair value of inventory sold	3,304	15,358	18,662
Unrealized gain on changes in fair value of biological assets	(5,407)	(26,130)	(31,537)
Gross loss	26,621	8,134	34,755

Deferred tax recovery	718	-	718

Net loss from continuing operations	(107,160)	8,134	(99,026)
Net loss attributable to Aurora shareholders	(108,062)	8,134	(99,928)
Loss per share (basic and diluted)	($0.92)	$0.07	($0.85)

	Three months ended September 30, 2020 As previously reported	Biological Assets and Inventory Adjustments	Three months ended September 30, 2020 Recasted
Consolidated Statement of Cash Flows
Unrealized gain on changes in fair value of biological assets	(5,407)	(26,130)	(31,537)
Changes in fair value of inventory sold	3,304	15,358	18,662
Deferred tax recovery	611	-	611
Changes in non-cash working capital	(35,951)	2,638	(33,313)
Net cash used in operating activities	(108,531)	-	(108,531)

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(e)	New Accounting Policy

Segregated Cell Insurance

Insurance coverage for the Company’s directors and officers has been secured through a segregated cell program (“Segregated Cell”). The Segregated Cell was effected by entering into a participation agreement with a registered Segregated Accounts Company for the purposes of holding and supporting the Company’s insurance risk transfer strategies. The Company applies IFRS 10 Consolidated Financial Statements in its assessment of control as it relates to the Segregated Cell and the Company’s accounting policy is to consolidate the Segregated Cell. The funds held in the Segregated Cell are held as cash with the possibility of reinvestment. As the funds cannot be transferred to other parts of the group, the funds are disclosed as Restricted Cash.

(f)	New Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IFRS 9: Financial Instruments

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 41: Agriculture

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Note 3 Restructuring Provision

During the three months ended September 30, 2021, the Company announced an operational efficiency plan including the centralization of the Company’s Canadian manufacturing processes to the Aurora River facility and the resultant closure of the western Canada manufacturing facility.

The provisions for restructuring and other charges represent the present value of the best estimate of the future outflow of economic benefits that will be required to settle the expected liabilities and may vary as a result of new events affecting the amounts that will need to be paid.

	September 30, 2021	June 30, 2021
	$	$
Opening balance	-	557
Additions	1,333	1,011
Payments	(453)	(1,568)
Ending balance	880	-

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 4 Accounts Receivable

	Notes	September 30, 2021	June 30, 2021
		$	$
Trade receivables	25(a)	31,137	42,030
Sales taxes receivable		1,502	1,625
Lease receivable		1,217	978
Consideration receivable from divestiture	12(b)	2,245	2,167
Government grant receivable	5	17,566	6,617
Other receivables (1)		825	2,844
		54,492	56,261
(1)	Includes interest receivable from the convertible debenture investments.

Note 5 Government Grant

In April 2020, the Government of Canada announced the Canada Emergency Wage Subsidy (“CEWS”) program. CEWS provides a wage subsidy on eligible remuneration, subject to limits per employee, to eligible employers based on certain criteria, including the demonstration of revenue declines. The Company has determined that it has qualified for this subsidy and has applied for CEWS. For the three months ended September 30, 2021, the Company has recognized $14.4 million in government grant income within other gains (losses) in the statement of comprehensive loss. During the three months ended September 30, 2021, the Company received $3.5 million cash from CEWS.

Note 6 Investments

(a)	Choom Holdings Inc. (“Choom”)

Choom is a consumer cannabis company that is developing retail networks across Canada. Choom is publicly listed on the Canadian Securities Exchange.

(i)	Convertible Debenture

Effective July 8, 2021, the Company restructured its debt with Choom by extinguishing its existing $20.0 million unsecured convertible debenture and accrued interest in exchange for: (i) 79,754,843 common shares with a fair value of $5.2 million; and (ii) a $6.0 million secured convertible debenture (“2021 Debenture”) which approximates fair value. The 2021 Debenture is secured by a second ranking security interest in all of Choom’s present and future acquired property. The 2021 Debenture bears interest at 7.0% per annum, matures on December 23, 2024, and is convertible into common shares of Choom at $0.10 per share. Additionally, the Company and Choom (i) amended the Investor Rights Agreement providing the right to nominate up to two directors to Choom’s Board of Directors and a participation right to maintain Aurora’s pro-rata ownership, and (ii) established a debt restructuring fee payable by Choom to Aurora based on products sold at Choom’s retail stores. As a result of the amendment, the $20.0 million unsecured convertible debenture with a fair value of $18.2 million and $2.1 million interest receivable was derecognized, resulting in a loss of $9.1 million recognized in other gains (losses) on the statement of comprehensive loss.

As of September 30, 2021, the 2021 Debenture had a fair value of $6.2 million resulting in an unrealized gain of $0.2 million for the three months ended September 30, 2021. The fair value of the 2021 Debenture was estimated using the FINCAD model based on the following assumptions: closing share price of $0.06; credit spread of 23.71%; dividend yield of 0.00%; stock price volatility of 100.24%; and an expected life of 3.23 years.

(ii)	Common Shares and Investment in Associate

As a result of the convertible debenture amendment, the Company obtained significant influence based on its 19.9% ownership interest in Choom and qualitative factors described above. The 9,859,155 common shares previously held in Choom was reclassified from marketable securities (Note 7(a)) to investment in associates (Note 8) at its fair value of $0.6 million based on the quoted market price of $0.065 per share on the amendment date.

As of September 30, 2021, the Company held 89,613,998 (June 30, 2021 - 9,859,155) common shares in Choom, representing a 19.9% (June 30, 2021 - 3.03%) ownership interest with a fair value of $5.4 million (June 30, 2021 - $0.7 million) based on the closing stock price of $0.06 (June 30, 2021 - $0.08).

(b)	Australis Capital Inc. (“ACI”)

ACI is a public company that is focused on investments and acquisitions in the cannabis space and more specifically, investment in the growing U.S. cannabis market. ACI was previously wholly-owned by Aurora and was spun-out to Aurora shareholders on September 19, 2018. As of September 30, 2021, the Company holds the following restricted back-in right warrants:

(a)	22,628,751 warrants exercisable at $0.20 per share expiring September 19, 2028; and
(b)	The number of warrants equal to 20% of the number of common shares issued and outstanding in ACI as of the date of exercise. The warrants are exercisable at the five-day volume weighted average trading price (“VWAP”) of ACI’s shares and have an expiration date of September 19, 2028.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Aurora is restricted from exercising the back-in right warrants unless all of ACI’s business operations in the U.S. are permitted under applicable U.S. federal and state laws and Aurora has received consent of the TSX and any other stock exchange on which Aurora may be listed, as required. As of September 30, 2021, the warrants remain un-exercisable.

As of September 30, 2021, the warrants had a fair value of $3.7 million (June 30, 2021 - $5.7 million) estimated using the Binomial model with the following assumptions: share price of $0.21 (June 30, 2021 - $0.32); risk-free interest rate of 1.74% (June 30, 2021 - 1.66%); dividend yield of 0% (June 30, 2021 - 0%); stock price volatility of 115.49% (June 30, 2021 - 116.44%); an expected life of 6.98 years (June 30, 2021 - 7.23 years); and adjusted for a probability factor of legalization of cannabis in the U.S. under federal and certain state laws. As a result, the Company recognized a $2.0 million unrealized loss on fair value during the three months ended September 30, 2021 (three months ended September 30, 2020 - $1.5 million) (Note 7(b)).

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 7 Marketable Securities and Derivatives

(a)	Marketable securities

At September 30, 2021, the Company held the following marketable securities:

Financial asset hierarchy level	Level 1	Level 1	Level 1	Level 1	Level 3	Level 3
Marketable securities designated at fair value through other comprehensive income (“FVTOCI”)	Radient	Cann Group	Choom	CTT Pharmaceutical Holdings	Capcium	Other immaterial investments	Total
			Note 6(a)
	$	$	$	$	$	$	$
Balance, June 30, 2021	3,010	-	741	-	-	-	3,751
Transfer (to) from investment in associates	-	-	(642)	289	-	-	(353)
Unrealized loss on changes in fair value	(753)	-	(99)	(64)	-	-	(916)
Balance, September 30, 2021	2,257	-	-	225	-	-	2,482

Unrealized gain (loss) on marketable securities
Three months ended September 30, 2021
OCI unrealized loss	(753)	-	(99)	(64)	-	-	(916)

Three months ended September 30, 2020
OCI unrealized gain (loss)	(2,823)	(2,743)	-	-	(1,851)	61	(7,356)

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)	Derivatives

At September 30, 2021, the Company held the following derivative investments:

Financial asset hierarchy level	Level 2	Level 2	Level 2	Level 3	Level 2	Level 3	Level 2
Derivatives and convertible debentures at fair value through profit or loss (“FVTPL”)	TGOD	ACI	Choom	Investee-B	High Tide	Investee-C	Other immaterial investments	Total
		Note 6(b)	Note 6(a)
	$	$	$	$	$	$	$	$
Balance, June 30, 2021	-	5,661	18,151	14,393	18,665	2,512	-	59,382
Additions	-	-	6,000	-	-	-	-	6,000
Disposals	-	-	(18,151)	-	-	-	-	(18,151)
Repayment	-	-	-	-	(105)	-	-	(105)
Unrealized gain (loss) on changes in fair value	-	(2,009)	202	(334)	(2,899)	(4)	-	(5,044)
Foreign exchange	-	-	-	397	-	-	-	397
Balance, September 30, 2021	-	3,652	6,202	14,456	15,661	2,508	-	42,479

Unrealized gain (loss) on derivatives (Note 19)
Three months ended September 30, 2021
Foreign exchange	-	-	-	397	-	-	-	397
Unrealized gain (loss) on changes in fair value	-	(2,009)	202	(334)	(2,899)	(4)	-	(5,044)
	-	(2,009)	202	63	(2,899)	(4)	-	(4,647)

Three months ended September 30, 2020
Foreign exchange	-	-	-	(304)	-	-	-	(304)
Unrealized loss on changes in fair value	(667)	(1,547)	(4,461)	(214)	(1,216)	-	(11)	(8,116)
	(667)	(1,547)	(4,461)	(518)	(1,216)	-	(11)	(8,420)

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 8 Investments in Associates and Joint Ventures

The carrying value of investments in associates and joint ventures consist of:

	CTT Pharmaceutical	Choom	Total
	Holdings Inc.	Note 6(a)
	$	$	$
Balance, June 30, 2021	289	-	289
Additions	-	5,825	5,825
Share of net loss(1)	-	(733)	(733)
Disposition	(289)	-	(289)
OCI FX and share of OCI loss	-	(2)	(2)
Balance, September 30, 2021	-	5,090	5,090
(1)	Represents an estimate of the Company’s share of net loss based on the latest available information of each investee.

Note 9 Biological Assets

The following inputs and assumptions are all categorized within Level 3 on the fair value hierarchy and were used in determining the fair value of biological assets:

Inputs and assumptions	Description	Correlation between inputs and fair value
Average selling price per gram	Represents the average selling price per gram of dried cannabis net of excise taxes, where applicable, for the period for all strains of cannabis sold, which is expected to approximate future selling prices.	If the average selling price per gram were higher (lower), estimated fair value would increase (decrease).
Average attrition rate	Represents the weighted average number of plants culled at each stage of production.	If the average attrition rate was lower (higher), estimated fair value would increase (decrease).
Weighted average yield per plant	Represents the weighted average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	If the weighted average yield per plant was higher (lower), estimated fair value would increase (decrease).
Standard cost per gram to complete production	Based on actual production costs incurred divided by the grams produced in the period.	If the standard cost per gram to complete production was lower (higher), estimated fair value would increase (decrease).
Weighted average effective yield	Represents the estimated percentage of harvested product that meets specifications in order to be sold as a dried cannabis product.	If the weighted average effective yield were higher (lower), the estimated fair value would increase (decrease).
Stage of completion in the production process	Calculated by taking the weighted average number of days in production over a total average grow cycle of approximately twelve weeks.	If the number of days in production was higher (lower), estimated fair value would increase (decrease).

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets:

Significant inputs & assumptions	Range of inputs		Sensitivity	Impact on fair value
	September 30, 2021	June 30, 2021		September 30, 2021	June 30, 2021
Average selling price per gram	$5.34	$5.69	Increase or decrease of $1.00 per gram	$5,337	$5,067
Weighted average yield (grams per plant)	38.60	30.69	Increase or decrease by 5 grams per plant	$2,090	$3,337
Weighted average effective yield	79%	84%	Increase of decrease by 5%	$750	$890
Standard cost per gram to complete production	$1.80	$1.72	Increase or decrease of $1.00 per gram	$6,819	$6,323

The Company’s estimates are, by their nature, subject to change, and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The changes in the carrying value of biological assets during the period are as follows:

$
Balance, June 30, 2021	20,250
Production costs capitalized	17,538
Sale of biological assets	(44)
Foreign currency translation	(5)
Changes in fair value less cost to sell due to biological transformation	11,345
Transferred to inventory upon harvest	(30,626)
Balance, September 30, 2021	18,458

As of September 30, 2021, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis was $1.56 per gram (June 30, 2021 - $2.22 per gram).

During the three months ended September 30, 2021, the Company’s biological assets produced 17,220 kilograms of dried cannabis (three months ended September 30, 2020 - 46,874 kilograms). As at September 30, 2021, it is expected that the Company’s biological assets will yield approximately 22,739 kilograms (June 30, 2021 - 18,599 kilograms) of cannabis when harvested. As of September 30, 2021, the weighted average stage of growth for the biological assets was 55% (June 30, 2021 - 49%).

Note 10 Inventory

The following is a breakdown of inventory:

	September 30, 2021			June 30, 2021
	Capitalized cost	Fair value adjustment	Carrying value	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$	$	$	$
Harvested cannabis
Work-in-process	31,724	12,762	44,486	30,693	10,433	41,126
Finished goods	20,462	5,274	25,736	13,405	4,676	18,081
	52,186	18,036	70,222	44,098	15,109	59,207
Extracted cannabis
Work-in-process	20,773	2,703	23,476	18,884	2,420	21,304
Finished goods	24,368	2,579	26,947	17,355	2,181	19,536
	45,141	5,282	50,423	36,239	4,601	40,840
Hemp products
Raw materials	-	-	-	773	-	773
	-	-	-	773	-	773

Supplies and consumables	15,458	-	15,458	15,095	-	15,095

Merchandise and accessories	1,257	-	1,257	1,556	-	1,556

Ending balance	114,042	23,318	137,360	97,761	19,710	117,471

During the three months ended September 30, 2021, inventory expensed to cost of goods sold was $46.0 million (three months ended September 30, 2020 - $64.1 million), which included $12.6 million (three months ended September 30, 2020 - $18.7 million) of non-cash expense related to the changes in fair value of inventory sold.

During the three months ended September 30, 2021, the Company recognized $0.7 million in inventory impairment losses (three months ended September 30, 2020 - $9.3 million) consisting of $5.5 million loss (three months ended September 30, 2020 - $6.8 million) recognized in changes in fair value of inventory sold and $4.8 million recovery (three months ended September 30, 2020 - $2.4 million loss) recognized in cost of sales.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 11 Property, Plant and Equipment

The following summarizes the carrying values of property, plant and equipment for the periods reflected:

	September 30, 2021			June 30, 2021
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Impairment	Net book value
Owned assets
Land	23,977	-	23,977	27,357	-	(3,380)	23,977
Real estate	388,319	(63,179)	325,140	413,589	(76,744)	(8,582)	328,263
Construction in progress	77,176	-	77,176	327,073	-	(249,434)	77,639
Computer software & equipment	31,772	(25,517)	6,255	34,001	(24,321)	(1,865)	7,815
Furniture & fixtures	9,690	(4,672)	5,018	11,938	(5,744)	(285)	5,909
Production & other equipment	161,907	(66,634)	95,273	182,946	(72,258)	(9,443)	101,245
Total owned assets	692,841	(160,002)	532,839	996,904	(179,067)	(272,989)	544,848

Right-of-use lease assets
Land	20,224	(1,137)	19,087	23,748	(971)	-	22,777
Real estate	48,628	(11,847)	36,781	48,134	(11,277)	-	36,857
Production & other equipment	5,063	(3,650)	1,413	5,045	(3,434)	-	1,611
Total right-of-use lease assets	73,915	(16,634)	57,281	76,927	(15,682)	-	61,245

Total property, plant and equipment	766,756	(176,636)	590,120	1,073,831	(194,749)	(272,989)	606,093

The following summarizes the changes in the net book values of property, plant and equipment for the periods presented:

	Balance, June 30, 2021	Additions	Disposals	Other (1)	Depreciation	Foreign currency translation	Balance, September 30, 2021
Owned assets
Land	23,977	-	-	-	-	-	23,977
Real estate	328,263	1,399	-	1,258	(5,753)	(27)	325,140
Construction in progress	77,639	1,007	-	(1,743)	-	273	77,176
Computer software & equipment	7,815	72	-	465	(2,098)	1	6,255
Furniture & fixtures	5,909	72	-	(487)	(469)	(7)	5,018
Production & other equipment	101,245	163	(10)	(133)	(6,132)	140	95,273
Total owned assets	544,848	2,713	(10)	(640)	(14,452)	380	532,839

Right-of-use leased assets
Land	22,777	-	-	(3,527)	(165)	2	19,087
Real estate	36,857	1,639	(508)	-	(1,336)	129	36,781
Production & other equipment	1,611	19	-	-	(217)	-	1,413
Total right-of-use lease assets	61,245	1,658	(508)	(3,527)	(1,718)	131	57,281
Total property, plant and equipment	606,093	4,371	(518)	(4,167)	(16,170)	511	590,120
(1)	Includes reclassification of construction in progress cost when associated projects are complete. Includes the $0.7 million transfer of the Uruguay recreational production facility to assets held for sale as at September 30, 2021 (Note 12).

During the three months ended September 30, 2021, no borrowing costs were capitalized (three months ended September 30, 2020 - $2.1 million at a weighted average interest rate of 13%) to construction in progress.

As of September 30, 2021, $40.0 million (June 30, 2021 - $40.0 million) of property, plant and equipment were temporarily idle as the Company continues to evaluate all capital projects and investments to prioritize core cannabis operations. Of the $40.0 million idle property, plant, and equipment, $35.8 million relates to the Aurora Sun facility, and $4.2 million relates to the Nordic Sky Facility (June 30, 2021 - $35.9 million and $4.2 million, respectively).

Depreciation relating to manufacturing equipment and production facilities for owned and right-of-use leased assets is capitalized into biological assets and inventory, and is expensed to cost of sales upon the sale of goods. During the three months ended September 30, 2021, the Company recognized $16.2 million of depreciation expense (three months ended September 30, 2020 - $17.8 million), of which $9.3 million was reflected in cost of sales (three months ended September 30, 2020 - $8.5 million).

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 12 Assets Held for Sale and Discontinued Operations

(a)       Assets Held for Sale

	Colombia Property	Restructuring Facilities	Uruguay Facility	Total
	$	$	$	$
Balance, June 30, 2021	1,925	13,993	-	15,918
Transferred from property, plant and equipment	-	-	669	669
Net proceeds from disposal	-	(6,274)	-	(6,274)
Loss on disposal (1)	-	(110)	-	(110)
Balance, September 30, 2021	1,925	7,609	669	10,203

(1) The loss on disposal is recognized in other gains (losses) (Note 19) in the statement of comprehensive loss.

Restructuring Facilities

In connection with the business transformation plan, during the three months ended September 30, 2021, the Company sold a production facility for net proceeds of $6.3 million with a carrying value of $6.4 million. As a result, the Company recognized a $0.1 million loss on disposal which is recognized in other gains (losses) in the statement of comprehensive loss (Note 19).

Uruguay Facility

During the three months ended September 30, 2021, management committed to sell its recreational production facility located in Uruguay and listed the property for sale. As a result, the Company reclassified the asset with a carrying value of CA$0.7 million from property, plant, and equipment to assets held for sale. The fair value of the property was estimated using a market approach and approximates its carrying value. Subsequent to September 30, 2021, the Company sold the facility and related inventory for gross proceeds of US$1.0 million.

(b)	Discontinued Operations

There were no transactions within discontinued operations during the three months ended September 30, 2021. The following table summarizes the Company's consolidated discontinued operations for the three months ended September 30, 2020:

Three months ended September 30, 2020
Revenue	717

Cost of sales	1,028
General and administration expenses	665
Sales and marketing	57
Other expenses (income)	(170)
Loss on disposal of discontinued operations	1,868
Net loss from discontinued operations, before and after taxes	(2,731)

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 13 Intangible Assets and Goodwill

The following is a continuity schedule of intangible assets and goodwill:

	September 30, 2021			June 30, 2021
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Impairment	Net book value
Definite life intangible assets:
Customer relationships	89,571	(42,447)	47,124	96,838	(40,155)	(7,408)	49,275
Permits and licenses	109,129	(35,082)	74,047	109,127	(33,841)	-	75,286
Patents	1,967	(705)	1,262	1,895	(659)	-	1,236
Intellectual property and know-how	78,099	(40,686)	37,413	78,099	(37,588)	-	40,511
Software	39,497	(11,155)	28,342	41,708	(9,385)	(3,777)	28,546
Indefinite life intangible assets:
Brand	146,699	-	146,699	146,699	-	-	146,699
Permits and licenses	25,938	-	25,938	25,895	-	-	25,895
Total intangible assets	490,900	(130,075)	360,825	500,261	(121,628)	(11,185)	367,448
Goodwill	888,440	-	888,440	921,494	-	(33,757)	887,737
Total	1,379,340	(130,075)	1,249,265	1,421,755	(121,628)	(44,942)	1,255,185

The following summarizes the changes in the net book value of intangible assets and goodwill for the periods presented:

	Balance, June 30, 2021	Additions	Amortization	Foreign currency translation	Balance, September 30, 2021
Definite life intangible assets:
Customer relationships	49,275	-	(2,265)	114	47,124
Permits and licenses	75,286	-	(1,239)	-	74,047
Patents	1,236	71	(45)	-	1,262
Intellectual property and know-how	40,511	-	(3,098)	-	37,413
Software	28,546	1,566	(1,770)	-	28,342
Indefinite life intangible assets:
Brand	146,699	-	-	-	146,699
Permits and licenses (1)	25,895	-	-	43	25,938
Total intangible assets	367,448	1,637	(8,417)	157	360,825
Goodwill	887,737	-	-	703	888,440
Total	1,255,185	1,637	(8,417)	860	1,249,265
(1)	Indefinite life permits and licenses are predominantly held by the Company’s foreign subsidiaries. Given that these permits and licenses are connected to the subsidiary rather than a specific asset, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows for the Company.

As at September 30, 2021, $146.7 million and $25.9 million indefinite life intangibles were allocated to the group of cash generating units (“CGUs”) that comprise the Canadian Cannabis Segment and the International Cannabis Segment, respectively (June 30, 2021 - $172.9 million allocated to the group of CGUs that comprise the Cannabis segment (Note 23). As at the July 1, 2021 date of the operating segment reorganization (Note 23), $772.9 million and $114.8 million of goodwill was allocated to the Canadian Cannabis Segment and the International Cannabis Segment, respectively (June 30, 2021 - $887.7 million of goodwill was allocated to the Cannabis operating segment). As at September 30, 2021, $772.9 million and $115.5 million of goodwill was allocated to the Canadian Cannabis Segment and the International Cannabis Segment, respectively .

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 14 Convertible Debentures

$
Balance, June 30, 2021	327,931
Interest paid	(11,887)
Accretion	8,388
Accrued interest	6,024
Unrealized loss on foreign exchange	9,095
Balance, September 30, 2021	339,551
Current portion	(37,280)
Long-term portion	302,271

On January 24, 2019, the Company issued $460.6 million (US$345.0 million) in aggregate principal amount of Convertible Senior Notes due 2024 (“Senior Notes”) issued at par value. Holders may convert all or any portion of the Senior Notes at any time. The Senior Notes are unsecured, mature on February 28, 2024 and bear cash interest semi-annually at a rate of 5.5% per annum. The initial conversion rate for the Senior Notes is 11.53 common shares per US$1,000 principal amount of Senior Notes, equivalent to an initial conversion price of approximately US$86.72 per common share. As of September 30, 2021, $439.6 million (US$345.0 million) principal amount of the Senior Notes are outstanding.

In accordance with IFRS 9, the equity conversion option embedded in the Senior Notes was determined to be a derivative liability, which has been recognized separately at its fair value. Subsequent changes in the fair value of the equity conversion option are recognized through profit and loss (i.e. FVTPL). The equity conversion option was classified as an option liability as it can be settled through the issuance of a variable number of shares, cash or a combination thereof, based on the exchange rate and or trading price at the time of settlement.

As of September 30, 2021, the conversion option had a fair value of $1.3 million (June 30, 2021 - $3.1 million) and the Company recognized a $1.8 million unrealized gain on the derivative liability for the three months ended September 30, 2021 (three months ended September 30, 2020 - $1.7 million). The fair value of the conversion option was determined based on the Kynex valuation model with the following assumptions: share price of US$6.92 (June 30, 2021 - US$9.04), volatility of 86% (June 30, 2021 - 87%), implied credit spread of 1,362 bps (June 30, 2021 - 1,302 bps), and assumed stock borrow rate of 10% (June 30, 2021 - 10%). As of September 30, 2021, the Company has accrued interest payable of $2.7 million (June 30, 2021 - $8.6 million) on these Senior Notes.

Note 15 Lease liabilities

The changes in the carrying value of current and non-current lease liabilities are as follows:

$
Balance, June 30, 2021	71,619
Lease additions	1,658
Disposal of leases	(995)
Lease payments	(2,550)
Lease term reduction and other items	(3,527)
Changes due to foreign exchange rates	43
Interest expense on lease liabilities	977
Balance, September 30, 2021	67,225
Current portion	(6,249)
Long-term portion	60,976

Note 16 Share Capital

(a)	Authorized

The authorized share capital of the Company is comprised of the following:

i.	Unlimited number of common voting shares without par value.
ii.	Unlimited number of Class “A” Shares each with a par value of $1.00. As at September 30, 2021, no Class “A” Shares were issued and outstanding.
iii.	Unlimited number of Class “B” Shares each with a par value of $5.00. As at September 30, 2021, no Class “B” Shares were issued and outstanding.

(b)	Shares Issued and Outstanding

At September 30, 2021, 198,124,988 common shares (June 30, 2021 - 198,068,923) were issued and fully paid.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(c)	Share Purchase Warrants

A summary of warrants outstanding is as follows:

	Warrants	Weighted average exercise price
	#	$
Balance, June 30, 2021	18,447,389	15.68
Balance, September 30, 2021	18,447,389	16.02

During the year ended June 30, 2021, the Company issued 11,500,000 and 6,600,000 U.S. dollar denominated share purchase warrants as part of the November 2020 and January 2021 Unit Offering, respectively (“Offering Warrants”). In accordance with IAS 32 - Financial Instruments: Presentation, these warrants were determined to be derivative liabilities as the proceeds receivable upon exercise may vary due to fluctuations in the foreign exchange rates. The Offering Warrants are recognized at their fair values based on quoted market prices with gains and losses recognized in other gains (losses)(Note 19) on the statement of comprehensive loss.

The following summarizes the warrant derivative liabilities:

				US$ equivalence
	November 2020 Offering	January 2021 Offering	Total	November 2020 Offering	January 2021 Offering	Total
	$	$	$	$	$	$
Balance, June 30, 2021	59,162	29,698	88,860	47,726	23,958	71,684
Unrealized gain on derivative liability	(23,018)	(15,571)	(38,589)	(19,358)	(12,870)	(32,228)
Balance, September 30, 2021	36,144	14,127	50,271	28,368	11,088	39,456

The following table summarizes the warrants that remain outstanding as at September 30, 2021:

Exercise Price ($)	Expiry Date	Warrants (#)
11.11 - 16.36	January 26, 2024 - November 30, 2025	17,919,197
112.46 - 116.09 (1)	August 9, 2023 to August 22, 2024	528,192
		18,447,389
(1)	Includes the November 2020 and January 2021 Offering Warrants exercisable at US$9.00 and US$12.60, respectively.

Note 17 Share-Based Compensation

(a)	Stock Options

A summary of stock options outstanding is as follows:

	Stock Options	Weighted Average Exercise Price
	#	$
Balance, June 30, 2021	4,108,006	$68.46
Granted	874,109	$8.22
Expired	(71,831)	$24.86
Forfeited	(173,501)	$78.66
Balance, September 30, 2021	4,736,783	$57.47

(1)	No stock options were exercised during the three months ended September 30, 2021. The weighted average share price on the date stock options were exercised during the three months ended September 30, 2020 was $11.39.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following table summarizes the stock options that are outstanding as at September 30, 2021:

Exercise Price ($)	Expiry Date	Weighted Average Remaining Life	Options Outstanding (#)	Options Exercisable (#)
8.22 - 30.00	August 25, 2021 - September 30, 2026	3.90	2,407,339	751,540
30.72 - 99.60	January 19, 2022 - January 17, 2025	1.76	1,089,357	933,536
100.80 - 133.80	January 2, 2023 - March 13, 2026	3.52	1,034,520	949,710
135.00 - 163.56	January 2, 2023 - May 21, 2024	1.98	205,567	173,880
			4,736,783	2,808,666

During the three months ended September 30, 2021, the Company recorded aggregate share-based compensation expense of $0.8 million (three months ended September 30, 2020 - $4.4 million) for all stock options granted and vested during the period. This expense is reflected in the share-based compensation line on the statement of comprehensive loss.

Stock options granted during the respective periods highlighted below were fair valued based on the following weighted average assumptions:

	Three months ended September 30,
	2021	2020
Risk-free annual interest rate (1)	0.60%	0.26%
Expected annual dividend yield	-%	-%
Expected stock price volatility (2)	83.49%	93.09%
Expected life of options (years) (3)	2.50	2.36
Forfeiture rate	20.08%	17.13%
(1)	The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.
(2)	Volatility was estimated by using the average historical volatilities of the Company and certain competitors.
(3)	The expected life in years represents the period of time that options granted are expected to be outstanding.

The weighted average fair value of stock options granted during the three months ended September 30, 2021 was $4.07 per option (three months ended September 30, 2020 - $5.36 per option).

(b)	Restricted Share Units (“RSU”) and Deferred Share Units (“DSU”)

A summary of the RSUs and DSUs outstanding are as follows:

	RSUs and DSUs	Weighted Average Issue Price of RSUs and DSUs
	#	$
Balance, June 30, 2021	1,040,544	$16.46
Issued	552,448	$8.22
Vested, released and issued	(11,675)	$28.99
Forfeited	(24,239)	$11.70
Balance, September 30, 2021	1,557,078	$13.52
(1)	As of September 30, 2021, there were 1,476,263 RSUs and 80,815 DSUs outstanding (June 30, 2021 - 983,161 RSUs and 57,383 DSUs).

During the three months ended September 30, 2021, the Company recorded share-based compensation of $1.7 million (three months ended September 30, 2020 - $1.2 million) for RSUs and DSUs granted and vested during the period. This expense is included in the share-based compensation line on the statement of comprehensive loss.

The weighted average fair value of RSUs and DSUs granted in the three months ended September 30, 2021 was $8.22 per unit (three months ended September 30, 2020 - $10.08 per unit).

The following table summarizes the RSUs and DSUs that are outstanding as at September 30, 2021:

Weighted Average Issue Price ($)	Expiry Date	Outstanding (#)	Vested (#)
6.25 - 24.96	February 10, 2023 - February 10, 2025	1,513,069	234,897
33.48 - 88.68	August 3, 2021 - March 13, 2023	12,170	6,787
90.12 - 113.16	July 12, 2021 - September 10, 2022	31,839	24,028
		1,557,078	265,712

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(c)	Performance Share Units (“PSUs”)

A summary of the PSUs outstanding is as follows:

	PSUs	Weighted Average Issue Price of PSUs
	#	$
Balance, June 30, 2021	387,369	10.06
Issued	402,390	8.22
Forfeited	(3,202)	10.09
Balance, September 30, 2021	786,557	9.12

The following table summarizes the PSUs that are outstanding as at September 30, 2021:

Weighted Average Issue Price ($)	Expiry Date	Outstanding (#)	Vested (#)
8.22 - 12.96	September 10, 2023 - September 30, 2024	776,472	-
13.35 - 23.96	December 8, 2023 - February 11, 2024	10,085	-
		786,557	-

During the three months ended September 30, 2021, the Company recorded share-based compensation of $0.3 million (three months ended September 30, 2020 - nil) for PSUs granted during the period. This expense is included in the share-based compensation line on the statement of comprehensive loss.

PSUs granted during the three months ended September 30, 2021 were fair valued based on the following weighted average assumptions:

Three months ended September 30, 2021

Risk-free annual interest rate (1)	1.23%
Dividend yield	-%
Expected stock price volatility (2)	38.23%
Expected stock price volatility of peer group (2)	28.74%
Expected life of options (years) (3)	3.00
Forfeiture rate	10.30%
Equity correlation against peer group (4)	47.51%
Weighted average fair value of PSUs granted	$10.39

(1)	The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the PSUs.
(2)	Volatility was estimated by using the 20-day VWAP historical volatility of Aurora and the peer group of companies.
(3)	The expected life in years represents the period of time that the PSUs granted are expected to be outstanding.
(4)	The equity correlation is estimated by using 1-year historical equity correlations for the Company and the peer group of companies.

Note 18 Loss Per Share

The following is a reconciliation of basic and diluted loss per share:

Basic and diluted loss per share

	Three months ended September 30,
	2021	2020
Net loss from continuing operations attributable to Aurora shareholders	($11,884)	($97,197)
Net loss from discontinued operations attributable to Aurora shareholders	$ -	($2,731)
Net loss attributable to Aurora shareholders	($11,884)	($99,928)

Weighted average number of common shares outstanding	198,073,693	117,471,202

Basic loss per share, continuing operations	($0.06)	($0.83)
Basic loss per share, discontinued operations	$ -	($0.02)
Basic loss per share	($0.06)	($0.85)

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 19 Other Gains (Losses)

		Three months ended September 30,
	Note	2021	2020
		$	$
Share of loss from investment in associates	8	(733)	(373)
Gain (loss) on deemed disposal of significant influence investment		-	(1,443)
Loss on extinguishment of derivative investment	6(a)	(9,096)	-
Unrealized gain (loss) on derivative investments	7(b)	(4,647)	(8,420)
Unrealized gain (loss) on derivative liability	14, 16(c)	40,349	1,735
Unrealized gain (loss) on changes in contingent consideration fair value	24	(3)	(44)
Gain (loss) on debt modification		-	(637)
Gain on disposal of assets held for sale and property, plant and equipment		1,344	(922)
Government grant income	5	14,412	-
Other gains (losses)		1,520	(599)
Total other gains (losses)		43,146	(10,703)

Note 20 Supplemental Cash Flow Information

The changes in non-cash working capital are as follows:

	Three months ended September 30,
	2021	2020
	$	$
Accounts receivable	182	(13,446)
Biological assets	(17,538)	(15,164)
Inventory	(1,905)	(8,300)
Prepaid and other current assets	5,089	6,987
Accounts payable and accrued liabilities	(2,947)	(2,404)
Income taxes payable	518	95
Deferred revenue	2,420	(1,359)
Provisions	-	(556)
Other current liabilities	1,295	-
Changes in operating assets and liabilities	(12,886)	(34,147)

Additional supplementary cash flow information is as follows:

	Three months ended September 30,
	2021	2020
	$	$
Property, plant and equipment in accounts payable	1,006	5,128
Right-of-use asset additions	1,658	-
Capitalized borrowing costs	-	2,501
Amortization of prepaids	7,795	8,197
Interest paid	12,615	14,180
Interest received	230	555

Included in restricted cash is $4.3 million attributed to collateral held for letters of credit and corporate credit cards, $15.0 million for self- insurance, and $32.1 million of funds reserved for the Segregated Cell (Note 2(e)).

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 21 Commitments and Contingencies

(a)	Claims and Litigation

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 21, 2019, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain of its current and former directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. An amended complaint was filed on September 21, 2020 which alleges, inter alia, that the Company and certain of its current and former officers and directors violated the federal securities laws by making false or misleading statements, materially overstated the demand and potential market for the Company’s consumer cannabis products; that the Company’s ability to sell products had been materially impaired by extraordinary market oversupply, that the Company’s spending growth and capital commitments were slated to exceed our revenue growth; that the Company had violated German law mandating that companies receive special permission to distribute medical products exposed to regulated irradiation techniques, and that the foregoing, among others, had negatively impacted the Company’s business, operations, and prospects and impaired the Company’s ability to achieve profitability. A motion to dismiss was filed on November 20, 2020 and granted by the court on July 7, 2021, however, the plaintiffs were given an opportunity to file a second amended complaint no later than September 7, 2021. Pursuant to the July 7, 2021 order, the plaintiffs filed a second amended complaint on September 7, 2021. The second amended complaint makes new allegations pertaining to certain financial misrepresentation and improper revenue recognition by the Company, which allegations the Company is reviewing in preparing for its response to the second amended complaint. While this matter is ongoing, the Company disputes the allegations and intends to continue to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. No provision has been recognized as at September 30, 2021 (June 30, 2021 - nil).

The Company and its subsidiary, ACE, have been named in a purported class action proceeding which commenced on June 18, 2020 in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involves a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others, and alleges that upon laboratory testing, certain cannabis products were found to have lower THC potency than the labeled amount, suggesting, among other things, that plastic containers may be leeching cannabinoids. While this matter is ongoing, the Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision has been recognized as at September 30, 2021 (June 30, 2021 - nil).

A claim was commenced by a party to a former term sheet on June 15, 2020 with the Queen's Bench of Alberta against Aurora and a former officer alleging a claim of breach of obligations under said term sheet, with the plaintiff seeking $18.0 million in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to defend the claim. No provision has been recognized as of September 30, 2021 (June 30, 2021 - nil).

On August 10, 2020, a purported class action lawsuit was filed with the Queen's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. The Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision has been recognized as at September 30, 2021 (June 30, 2021 - nil).

On October 2, 2020, a purported class action lawsuit was commenced in the United States District Court for the District of New Jersey against the Company and certain current and former executive officers on behalf of persons or entities who purchased or otherwise acquired Aurora securities between February 13, 2020 and September 4, 2020. The complaint alleges, inter alia, that the Company and certain current and former executive officers violated the federal securities laws by making false and/or misleading statements and/or failing to disclose that the Company had significantly overpaid for previous acquisitions and experienced degradation in certain assets, including its production facilities and inventory; the Company’s business transformation plan and cost reset failed to mitigate the foregoing issues; it was foreseeable that the Company would record significant goodwill and asset impairment charges; and as a result, the Company’s public statements were materially false and misleading. Lead plaintiff and lead counsel have been appointed and the Company is awaiting filing of their amended complaint. While this matter is ongoing, the Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. No provision has been recognized as at September 30, 2021 (June 30, 2021 - nil). On November 2, 2021, the plaintiffs voluntarily dismissed this action without prejudice as to all claims.

On January 4, 2021, a civil claim was filed with the Queen’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8.9 million, representing approximately $0.4 million for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. The Company filed a statement of defense on March 24, 2021. While this matter is ongoing, the Company intends to continue to defend against the claims. No provision has been recognized as of September 30, 2021 (June 30, 2021 - nil).

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company is subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. The Company has received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible, or it is not currently possible for us to predict the outcome of such claims, possible claims or lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, would have a material effect on the consolidated financial statements, other than the claims described above.

(b)	Commitments

(i)	Pursuant to a manufacturing agreement, the Company is contractually committed to purchase a minimum number of softgels each calendar year. If the Company fails to meet the required purchase minimum, then it is required to pay a penalty fee equal to the difference between the actual purchased quantity and the required purchase minimum multiplied by cost of the softgels. The Company expects to meet the purchase minimum for calendar 2021.

(ii)	The Company has various lease commitments related to various office space, production equipment, vehicles, facilities and warehouses expiring between October 2021 and June 2033. The Company has certain leases with optional renewal terms that the Company may exercise at its option.

In addition to lease liability commitments disclosed in Note 25(b), the Company has the following future capital commitments and purchase commitments payments, which are due in the next five years and thereafter:

$
Next 12 months	3,464
Over 1 year to 2 years	2,066
Over 2 years to 3 years	2,066
Over 3 years to 4 years	1,377
8,973

Note 22 Revenue

The Company generates revenue from the transfer of goods and services over time and at a point-in-time from the revenue streams below. Net revenue from sale of goods is reflected net of actual returns and estimated variable consideration for future returns and price adjustments of $0.7 million for the three months ended September 30, 2021 (three months ended September 30, 2020 - $0.8 million). The estimated variable consideration is based on historical experience and management’s expectation of future returns and price adjustments. As of September 30, 2021, the net return liability for the estimated variable revenue consideration was $0.5 million (June 30, 2021 - $1.5 million) and is included in deferred revenue on the condensed consolidated interim statements of financial position.

Three Months Ended September 30, 2021	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	69,477	-	69,477
Revenue from provision of services	-	449	449
Excise taxes	(9,818)	-	(9,818)
Net Revenue	59,659	449	60,108

Three Months Ended September 30, 2020	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	81,848	-	81,848
Revenue from provision of services	-	599	599
Excise taxes	(14,854)	-	(14,854)
Net Revenue	66,994	599	67,593

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 23 Segmented Information

During the year ended June 30, 2021, the Company had two reportable operating segments: (i) Cannabis and (ii) Horizontally Integrated Businesses. The goodwill associated with all acquisitions were allocated to the Cannabis operating segment. During the three months ended September 30, 2021, the Company changed its internal management reporting and accordingly, identified the following two reportable operating segments: (i) Canadian Cannabis; and (ii) International Cannabis. The reorganization of the Company’s reporting structure changed the composition of its reportable segments and required that goodwill be reassigned to the operating segments using a relative fair value allocation approach. Assets and liabilities were also reassigned to the reporting segments based on the assets that would be employed in, or the liabilities related to, the operations of each reporting segment, and the assets or liabilities that would be considered in determining the fair value of each reporting segment. After reorganization, the Company’s reporting segments with goodwill include: (i) Canadian Cannabis; and (ii) International Cannabis. There were no indicators of impairment prior to the change in operating segments. Prior period disclosures have been restated based on the new operating segments.

Operating Segments	Canadian Cannabis	International Cannabis	Corporate (1)	Total
	$	$	$	$
Three months ended September 30, 2021
Net revenue	43,830	16,278	-	60,108
Gross profit before fair value adjustments	18,234	8,511	-	26,745
Selling, general, and administrative expense	38,489	5,249	2,022	45,760
Income (loss) from operations before taxes and discontinued operations	(17,430)	(1,153)	6,491	(12,092)

Three months ended September 30, 2020
Net revenue	59,444	8,149	-	67,593
Gross profit before fair value adjustments	19,621	2,524	-	22,145
Selling, general and administrative expense	35,465	6,219	2,404	44,088
Loss from operations before taxes and discontinued operations	(11,477)	(6,068)	(80,505)	(98,050)
(1)	Net (loss) income under the Corporate allocation includes fair value gains and losses from investments in marketable securities, derivatives and investment in associates. Corporate and administrative expenditures such as regulatory fees, share based compensation and financing expenditures relating to debt issuances are also included under Corporate.

Geographical Segments	Canada	EU	Other	Total
	$	$	$	$
Non-current assets other than financial instruments
September 30, 2021	1,665,560	161,794	20,504	1,847,858
June 30, 2021	1,774,154	49,164	41,787	1,865,105

Three months ended September 30, 2021
Net revenue	43,830	15,859	419	60,108
Gross profit	18,234	8,943	(432)	26,745

Three months ended September 30, 2020
Net revenue	58,878	6,784	1,931	67,593
Gross profit (loss)	18,599	2,379	1,167	22,145

Included in net revenue arising from the Canadian Cannabis operating segment for the three months ended September 30, 2021 are net revenues of approximately $6.8 million from Customer A and $6.6 million from Customer D (three months ended September 30, 2020 - Customer A $8.7 million, Customer B $10.0 million, Customer C $12.3 million), each contributing 10 per cent or more to the Company’s net revenue. All of these customers are government bodies for sales of cannabis in the consumer market.

No other single customers contributed 10 per cent or more to the Company’s net revenue during the three months ended September 30, 2021.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 24 Fair Value of Financial Instruments

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine the fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of common shares as of the measurement date (Level 1)
Derivatives	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Derivative liability	Closing market price of warrants (Level 1) or Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, accounts receivable, loans receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities, other current and long-term liabilities	Carrying amount (approximates fair value due to short-term nature)
Lease receivable, convertible debentures, lease liabilities	Carrying value discounted at the effective interest rate which approximates fair value

The carrying values of the financial instruments at September 30, 2021 are summarized in the following table:

	Amortized cost	FVTPL	Designated FVTOCI	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	372,791	-	-	372,791
Restricted cash	51,510	-	-	51,510
Accounts receivable, excluding sales taxes receivable	51,773	-	-	51,773
Marketable securities	-	-	2,482	2,482
Derivatives	-	42,479	-	42,479
Loans receivable	12,945	-	-	12,945
Lease receivable	5,245	-	-	5,245
Financial Liabilities
Accounts payable and accrued liabilities	54,552	-	-	54,552
Convertible debentures (1)	339,551	-	-	339,551
Contingent consideration payable	-	377	-	377
Other current liabilities	12,160	-	-	12,160
Lease liabilities	67,225	-	-	67,225
Derivative liability	-	51,590	-	51,590
Other long-term liabilities	113	-	-	113
(1)	The fair value of convertible debentures includes both the debt and equity components.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

	Note	Level 1	Level 2	Level 3	Total
		$	$	$	$
As at September 30, 2021
Marketable securities	7(a)	2,482	-	-	2,482
Derivative assets	7(b)	-	25,515	16,964	42,479
Contingent consideration payable		-	-	377	377
Derivative liability	14, 16(c)	50,271	1,319	-	51,590

As at June 30, 2021
Marketable securities	7(a)	3,751	-	-	3,751
Derivative assets	7(b)	-	42,477	16,905	59,382
Contingent consideration payable		-	-	374	374
Derivative liability	14, 16(c)	88,860	3,079	-	91,939

There have been no transfers between fair value categories during the period.

Note 25 Financial Instruments Risk

The Company is exposed to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)	Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. Certain restricted funds in the amount of $32.1 are retained by an insurer under the Segregated Accounts Companies Act governed by the Bermuda Monetary Authority. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its Guaranteed Investment Certificates (“GICs”). The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of September 30, 2021, $6.7 million of accounts receivable, net of allowances, are from non-government wholesale customers (June 30, 2021 - $7.0 million). As of September 30, 2021, the Company recognized a $4.9 million provision for expected credit losses (June 30, 2021 - $5.4 million).

The Company’s aging of trade receivables was as follows:

	September 30, 2021	June 30, 2021
	$	$
0 - 60 days	23,039	36,195
61+ days	8,098	5,835
	31,137	42,030

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company’s contractual cash flows from lease receivables is as follows:

	Note	September 30, 2021
		$
Next 12 months		1,337
Over 1 year to 2 years		1,354
Over 2 years to 3 years		1,378
Over 3 years to 4 years		793
Over 4 years to 5 years		307
Thereafter		375
Total undiscounted lease payments receivable		5,544
Unearned finance income		(299)
Total lease receivable		5,245
Current	4	(1,217)
Long-term		4,028

(b)	Liquidity risk

The composition of the Company’s accounts payable and accrued liabilities was as follows:

	September 30, 2021	June 30, 2021
	$	$
Trade payables	8,584	13,277
Accrued liabilities	28,866	29,883
Payroll liabilities	14,799	9,247
Excise tax payable	1,350	4,672
Other payables	953	865
	54,552	57,944

In addition to the commitments outlined in Note 21, the Company has the following undiscounted contractual obligations as at September 30, 2021, which are expected to be payable in the following respective periods:

	Total	≤1 year	Over 1 year - 3 years	Over 3 years - 5 years	> 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	54,552	54,552	-	-	-
Convertible notes and interest (1)(2)	500,005	24,176	475,829	-	-
Lease liabilities (2)	121,707	9,997	26,233	20,966	64,511
Contingent consideration payable (3)	32,103	32,103	-	-	-
	708,367	120,828	502,062	20,966	64,511
(1)	Assumes the principal balance of the debentures outstanding at September 30, 2021 remains unconverted and includes the estimated interest payable until the maturity date.
(2)	Includes interest payable until maturity date.
(3)	Includes $0.1 million payable in cash, with the remainder payable in cash, shares, or a combination of both at Aurora’s sole discretion.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control, such as the potential impact of COVID-19. Our primary short-term liquidity needs are to fund our net operating losses, capital expenditures to maintain existing facilities, and lease payments. Our medium-term liquidity needs primarily relate to debt repayments and lease payments. Our long-term liquidity needs primarily relate to potential strategic plans.

As of September 30, 2021, the Company has access to the following capital resources available to fund operations and obligations:

•	$372.8 million cash and cash equivalents; and
•	US$1.0 billion securities registered for sale under the 2021 Shelf Prospectus filed on March 30, 2021 for future financings or issuances of securities, including US$300 million available securities for sale under the 2021 at-the-market (“ATM”) program. Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2021 Shelf Prospectus.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

From time-to-time, management may also consider the sale of its marketable securities and shares held in publicly traded investments in associates to support near term cash and liquidity needs.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2021 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing, financing and strategic activities for the foreseeable future.